FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of	August	2006
Commission File Number	000-29898
Research In Motion Limited (Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F ___________	Form 40-F_____X_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes__________________	No________X__________

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

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Document 1. 2.

News Release dated August30, 2006 (“Cingular Wireless Offers BlackBerry Connect for Palm Treo 650")

News Release dated August 31, 2006 (“NII Holdings and RIM Launch BlackBerry for Nextel Mexico and Nextel Peru Customers")

Page No 4 4

Document 1

August 30, 2006

FOR IMMEDIATE RELEASE

Cingular Wireless Offers BlackBerry Connect for Palm Treo 650

Atlanta, Sunnyvale, CA and Waterloo, ON – Cingular Wireless, Palm, Inc. (Nasdaq: PALM) and Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) today announced availability of BlackBerry® Connect™ for the Palm® Treo™ 650 smart device. With BlackBerry Connect software, Cingular customers now can enjoy the feature-rich Treo 650 with the BlackBerry service for a robust and secure solution on the nationwide Cingular EDGE wireless data network.(1)

“The availability of BlackBerry Connect on the Palm Treo 650 represents a marriage of two very popular wireless offerings that now gives Cingular customers more choice,” said Michael Woodward, executive director, mobile professional solutions, for Cingular Wireless. “Businesses can now leverage their existing BlackBerry Enterprise Server while giving employees a powerful, new wireless device option.”

BlackBerry Connect for the Treo 650 enables users to benefit from many popular features of the unique “push”-based BlackBerry architecture via BlackBerry Enterprise Server™. For corporate customers, BlackBerry Enterprise Server software tightly integrates with Microsoft® Exchange and IBM Lotus® Domino® and works with existing enterprise systems to enable secure, push-based wireless access to email and other corporate data. The Treo 650 operates on Cingular’s EDGE network, the largest high-speed national wireless data network in the United States with availability in 13,000 cities and towns and along some 40,000 miles of major highways.

BlackBerry Connect for the Treo 650 supports the following features:

o     "Push" Corporate Email delivers messages automatically -- and wirelessly -- to the Treo 650's inbox. Changes to the inbox, including read/unread status and deletion, can be automatically synchronized between the user's email account and the Treo 650.

o     Wireless Calendar Synchronization keeps the Treo 650's built-in Calendar up to date remotely, allowing users to receive, accept or decline meeting requests on the go.

o     Attachment Viewing lets users view Excel, Word, PowerPoint, and PDF documents in original format.(2)

o     Remote Address Lookup (RAL) allows users to search their corporate directory wirelessly for email addresses without the need to download every name to the Treo 650.

o     Enables centralized device management, including support for IT policies such as over-the-air device disablement and password device lock, as well as end-to-end security with Triple DES encryption.

“We are happy to provide another choice for companies that have deployed BlackBerry Enterprise Server or are planning to do so,” said Tim Roper, vice president of U.S. region for Palm. “Treo 650 already is one of the most compelling mobile-computing devices available today for business users, and the BlackBerry Connect functionality gives Cingular customers another great reason to adopt Treo as a vital business-productivity tool.”

“BlackBerry Connect allows Treo 650 users to tap into the power of the BlackBerry wireless architecture,” said Mark Guibert, vice president, Corporate Marketing, at Research In Motion. “We see a growing opportunity for wireless connectivity in the enterprise, and we’re very pleased to be working with Cingular and Palm to broaden the reach of BlackBerry and to help customers enhance their mobile communications and productivity.”

BlackBerry Connect on the Treo 650 requires a BlackBerry Connect rate plan from Cingular. The solution is available today for Cingular Treo 650 customers through Cingular’s B2B sales organization. More information is available at http://www.palm.com/us/enterprise/products/blackberry_connect.html and www.cingular.com/midtolarge/blackberry, or by calling 866-4CW-SB2B to speak with a Cingular sales representative.

The Palm Treo 650 is available from Cingular for $299.99 with a two-year contract and qualified voice plan. Unlimited BlackBerry Connect monthly service plans begin at $44.99.

About Cingular Wireless

Cingular Wireless is the largest wireless carrier in the United States, serving 57.3 million customers. Cingular, a joint venture between AT&T Inc. (NYSE: T) and BellSouth Corporation (NYSE: BLS), has the largest digital voice and data network in the nation — the ALLOVER(TM) network — and the largest mobile-to-mobile community of any national wireless carrier. Cingular is a leader in third generation wireless technology. Its 3G network is the first widely available service in the world to use HSDPA (High Speed Downlink Packet Access) technology. Cingular is the only U.S. wireless carrier to offer Rollover(R), the wireless plan that lets customers keep their unused monthly minutes. Details of the company are available at http://www.cingular.com/. Get Cingular Wireless press releases emailed to you automatically. Sign up at http://cingular.mediaroom.com/.

About Palm, Inc.

Palm, Inc., a leader in mobile computing, strives to put the power of computing in people’s hands so they can access and share their most important information. The company’s products for consumers, mobile professionals and businesses include Palm® Treo™ smartphones, Palm handheld computers, and Palm LifeDrive™ mobile managers, as well as software, services and accessories.

Palm products are sold through Internet, retail, reseller and wireless operator channels throughout the world, and at Palm Retail Stores and Palm online stores (http://www.palm.com/store).

More information about Palm, Inc. is available at http://www.palm.com.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.BlackBerry.com.

(1)     EDGE service not available in all areas. Within wireless service coverage area only. Availability and coverage depends upon carrier and the geographic scope of international roaming agreements. Email, messaging and web access requires data services from a mobile service provider at an additional cost.

(2)     Attachments that are sent via email can be opened by using the attachment-viewing capabilities of BlackBerry Enterprise Server or via native file viewers on the Treo 650 smartphone. Please refer to the BlackBerry Connect for Treo 650 smartphone User Guide for supported files and size limitations.

Palm, Treo and LifeDrive are among the trademarks or registered trademarks owned by or licensed to Palm, Inc.

Media Contacts:
Jimmy Johnson
Palm, Inc.
408.617.7456
jimmy.johnson@palm.com

John Kampfe
Cingular Wireless
973.637.9387
john.kampfe@cingular.com

Marisa Conway
Brodeur for RIM
(212) 771-3639
mconway@brodeur.com

Investor Contacts:
RIM Investor Relations
(519) 888-7465
investor_relations@rim.com

Palm Investor Relations
Sandy O'Halloran
408.617.7639
sandy.ohalloran@palm.com

Forward-looking Statements from RIM:

Forward-looking statements in this news release are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “intend” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM’s products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners. RIM assumes no liability and makes no representation, warranty or guarantee in relation to third party products or services.

Document 2

FOR IMMEDIATE RELEASE

Investor Relations:
Tim Perrott
NII Holdings
(703) 390-5113
tim.perrott@nii.com

RIM Investor Relations
(519) 888-7465
investor_relations@rim.com

Media Relations:
Claudia E. Restrepo
NII Holdings
(786) 251-7020
claudia.restrepo@nii.com

Marisa Conway
Brodeur for RIM
(212) 771-3639
mconway@brodeur.com

NII HOLDINGS AND RIM LAUNCH BLACKBERRY FOR NEXTEL MEXICO AND NEXTEL PERU CUSTOMERS

Reston, VA and Waterloo, ON — August 31, 2006 – NII Holdings (Nasdaq: NIHD) and Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) today announced availability of the BlackBerry 7100i™ for Nextel Mexico and Nextel Peru customers, combining Nextel’s leading services (DirectConnect®, International Direct Connect™, Digital Cellular telephony and SMS Text Messaging) with the popular and proven features of BlackBerry. The BlackBerry 7100i supports easy wireless connectivity to ‘push-based’ e-mail, phone, long-range digital walkie-talkie, text messaging, Internet browsing, organizer and corporate data applications in a stylish phone form factor for mobile users.

The BlackBerry 7100i has a large high-resolution color screen (240 x 260 pixels) that displays crisp images with a sizeable workspace for composing and reading messages as well as viewing web pages and attachments. It also features 64 MB of flash memory and includes a built-in speakerphone, GPS support for location-based applications and services, dedicated send and end keys and Bluetooth® support for wireless headsets and car kits

“NII Holdings continuously brings the most efficient wireless communications solutions for conducting business to its high-value customers in Latin America. For that reason, we are pleased to add the BlackBerry 7100i to our portfolio of superior communications solutions for mobile professionals,” said Douglas Dunbar, VP of Sales and Marketing, NII Holdings. “The addition of the integrated BlackBerry solution to our product offering reinforces NII Holdings’ commitment to the corporate segment, which is constantly in need of solutions that enable them to conduct business while on–the–go.”

“The popularity of BlackBerry continues to grow across Latin America and we look forward to fueling this momentum with NII Holdings,” said Mark Guibert, Vice President, Corporate Marketing at Research In Motion. “The combination of Nextel’s services with BlackBerry provides mobile professionals with a compelling productivity tool that keeps them connected to important information and communications throughout the day.”

The BlackBerry 7100i also incorporates RIM’s SureType™ keyboard technology, which effectively converges a phone keypad and a QWERTY keyboard to allow for a narrower wireless phone form factor. Through an integrated keyboard and software system, SureType gives users the familiar look and feel of a phone and allows them to dial phone numbers and type messages quickly, accurately and comfortably.

For corporate customers, BlackBerry Enterprise Server™ software tightly integrates with Microsoft® Exchange, IBM Lotus® Domino® and Novell® GroupWise® and works with existing enterprise systems to enable secure, push-based wireless access to e-mail and other corporate data.

For individuals and smaller businesses, BlackBerry Internet Service™ allows users to access up to ten corporate and personal e-mail accounts (including Microsoft Exchange, IBM Lotus Domino and most popular ISP e-mail accounts) from a single device.

About NII Holdings, Inc.

NII Holdings, Inc., a publicly held company based in Reston, Va., is a leading provider of mobile communications for business customers in Latin America. NII Holdings, Inc. has operations in Argentina, Brazil, Mexico and Peru, offering a fully integrated wireless communications tool with digital cellular service, text/numeric paging, wireless Internet access and Nextel Direct Connect®, a digital two-way radio feature. NII Holdings, Inc., a Fortune 1000 company, trades on the NASDAQ market under the symbol NIHD and is a member of the NASDAQ 100 Index. Visit the Company’s website at <http://www.nii.com>.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including e-mail, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

Forward-looking statements in this news release are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “intend” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM’s products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners. RIM assumes no liability and makes no representation, warranty or guarantee in relation to third party products or services.

“Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995. A number of the matters and subject areas discussed in this press release that are not historical or current facts deal with potential future circumstances and developments. The discussion of such matters and subject areas is qualified by the inherent risks and uncertainties surrounding future expectations generally, and also may materially differ from NII Holdings’ actual future experience involving any one or more of such matters and subject areas. NII Holdings has attempted to identify, in context, certain of the factors that it currently believes may cause actual future experience and results to differ from NII Holdings’ current expectations regarding the relevant matter or subject area. Such risks and uncertainties include the economic conditions in our targeted markets, performance of our technologies, timely development and delivery of new technologies, competitive conditions, market acceptance of our services, access to sufficient capital to meet operating and financing needs and those that are described from time to time in NII Holdings’ Annual Report on Form 10-K for the fiscal year ended December 31, 2005 and other reports filed from time to time with the Securities and Exchange Commission. This press release speaks only as of its date, and NII Holdings disclaims any duty to update the information herein.

Nextel, the Nextel logo, Nextel Online, Nextel Business Networks and Nextel Direct Connect are trademarks and/or service marks of Nextel Communications, Inc.

Nextel and Nextel’s logos are registered trademarks and/or service marks of Nextel Communications Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited (Registrant)
Date:	August 31, 2006	By:	/s/ Brian Bidulka (Signature)
Brian Bidulka
Vice President, Corporate Controller